

September 7, 2011

<u>Via E-mail</u>
Samir N. Masri
President, Secretary and Director
Putnam Hills Corp.
c/o Samir Masri CPA Firm P.C.
45 North Station Plaza
Suite 214
Great Neck, New York 11021

> **Re:** **Putnam Hills Corp.**
> **Registration Statement on Form 10**
> **Filed August 12, 2011**
> **File No. 0-54478**

Dear Mr. Masri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business of Issuer, page 1</u>

1. Please revise throughout to clarify your intentions or expectations with respect to hiring one or more third parties to assist the company with identifying and analyzing potential target businesses. Reconcile the statements regarding Sunrise on the middle of page 2 with the statement on page 3 that "we expect that Sunrise will assist the company…." We note similar disclosure on page 5. Please eliminate unnecessarily repetitive disclosure.

2.   In the middle of page 2 you state your belief that there is "a small number of business opportunities…," while on page 5 you state that you believe "there are numerous firms seeking the perceived benefits…." Please revise to reconcile these statements.

3.   Please revise the last paragraph in this section, beginning, "In addition, management is currently involved…." to clarify the number of other blank check companies with which management is or will be involved, as well as the nature of the conflicts that will be present when a business opportunity arises, and what is meant by "reasonable judgment."

Form of Acquisition, page 2

4.   Please revise and reorganize the paragraph at the top of page 3 to make more prominent the fact of potential dilution of the shares of prior shareholders, and the degree of possible dilution. Also clarify whether any potential transaction is necessarily expected to be tax free.

5.   Please move the penultimate paragraph on page 3, which begins, "We have no employees apart from our management," to the "Business of Issuer" section.

6.   We note the statement that the company's officers and directors "are engaged in outside business activities and are employed on a full-time basis by certain unaffiliated companies." Please tell us whether these outside business activities and full-time employment with unaffiliated companies are reflected in the business experience and background description of the company's officers beginning on page 6. If not, please revise accordingly or tell us why this information is not material.

Management's Discussion and Analysis, page 4

7.   Please revise the second paragraph, and elsewhere as necessary, to clarify that there is only one stockholder.

8.   We note the statement on page 5 at the end of this section that management and the stockholder "have indicated an intent to advance funds…." Please disclose this in the fourth paragraph on page 4, in connection with the first sentence which begins, "We will be able to meet these costs…."

Directors and Executive Officers, page 6

9.   Please revise the table at the bottom of page 7 to indicate that it reflects prior *and concurrent* blank check company experience.

Financial Statements

General

10.   Please revise to provide updated financial statements through the period ended June 30, 2011 as required by Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452, or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3464 with any other questions.

                                        Sincerely,

                                        /s/ Kathryn McHale

                                        Kathryn McHale
                                        Senior Counsel